EXHIBIT 99.1

GOLD STANDARD ANNOUNCES FILING OF NI 43-101 TECHNICAL REPORT ON THE DARK STAR GOLD DEPOSIT AND AVAILABILITY OF FINANCIAL INFORMATION

April 17, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) reports that it has today filed a technical report prepared in accordance with National Instrument 43-101 ("NI 43-101") on the Dark Star Gold Deposit (the "Report").  The Report supports the disclosure made by the Company in its news release on March 3, 2015 entitled " Gold Standard completes initial resource estimate for the Dark Star Gold Deposit, Carlin Trend Nevada" and there are no material differences in the mineral resources contained in the Report from those disclosed in the news release.

The Report dated April 17, 2015 is entitled " Technical Report Maiden Resource Estimate Dark Star Deposit, Elko County, Nevada USA " and was prepared by independent "Qualified Persons" (as that term is defined in NI 43-101) under the direction of Michael Dufresne, M.Sc., P.Geol., P.Geo.,Steven Nicholls, BA.Sc., M AIG and Andrew Turner, B.Sc., P.Geol. of APEX Geoscience Ltd. of Edmonton, Canada.

The Report is available for review on both SEDAR (www.sedar.com) and the Company's website (www.goldstandardv.com).

The Company also announces that its audited consolidated financial statements for the fiscal year ended December 31, 2014 that are to be part of our Annual Report has been filed with the Securities and Exchange Commission and also with Toronto Stock Exchange.  These financial statements are available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com, and also our website at www.goldstandardv.com.
The audit report from our independent registered public accountants in the Company’s 2014 audited consolidated financial statements contained a going concern explanatory note resulting from the need for external financing to fund operations and exploration activities after 2014.  This press release and public confirmation of the going concern note is required by Section 610(b) of the NYSE MKT Company Guide, which requires a listed company that receives an audit report that contains a going concern qualification to make a separate public announcement in the United States.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition, the Dark Star deposit 2.1 km to the east of Pinion, now has an NI43-101 compliant Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com